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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 30544

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/07___ AND ENDING___12/31/07___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldman, Lass Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___20 Broadway___
                    (No. and Street)

___Yonkers___   ___NY___   ___10701___
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Barry Lass___   ___914-969-8080___
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Gaynes, Paul R.___
            (Name – if individual, state last, first, middle name)

___54 Sunnyside Blvd.___   ___Plainview___   ___NY___   ___11803___
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

/PROCESSED
MAR 2 8 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section

MAR -3 2008

Washington, DC
100

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

TH
3/24

OATH OR AFFIRMATION

I, ___Barry Lass___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Goldman Lass Securities Inc.___ , as of ___December 31___ , 20_07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___President___
Title

DIANE F. ZANGHI
Notary Public, State of New York
No. 4903846
Qualified in Westchester County
Commission Expires _11/23/09_

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i). Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA   54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Goldman Lass Securities, Inc.
Yonkers, New York

I have audited the accompanying statement of income of Goldman Lass Securities, Inc. as of December 31, 2007, the related statements of income, statement of cash flows, statement of changes in stockholders' equity for the year then ended and the supplementary information thereto. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goldman Lass Securities, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PAUL GAYNES, CPA

Plainview, NY
February 14, 2008

GOLDMAN, LASS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

Exhibit A

ASSETS

Cash	$ 1,002,024
Receivable from brokers or dealers	176,463
Receivable from customers	170,109
Other assets	12,389
TOTAL ASSETS	**$ 1,360,985**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Payable to customers	$ 797,181
TOTAL LIABILITIES	$ 797,181

STOCKHOLDERS' EQUITY

Common stock	$ 3,000	
Paid in capital	203,709	
Retained earnings	357,095	
TOTAL STOCKHOLDERS' EQUITY		563,804
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$ 1,360,985

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Exhibit B

REVENUES

Commissions		$ 32,895
Interest & dividend income		55,255
TOTAL REVENUES		$ 88,150
EXPENSES		
Rents & utilities	$ 11,732	
Telephone	2,845	
Dues & assessments	2,425	
Office supplies & expenses	18,113	
Professional Fees	3,000	
Insurance	7,690	
Other expenses	47,853	
Commissions	6,000	
Interest	1,753	
Total Expenses		101,411
NET LOSS		$ (13,261)

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Exhibit C

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (13,261)
Adjustments to reconcile net income to net cash:		
Decrease in securities-At market value	$ 5,177	
Increase in receivable from customers	(37,900)	
Increase in payable to customers	215,866	
Decrease in receivable from brokers	113,066	
Total Adjustments		296,209
NET CASH FLOWS FROM OPERATING ACTIVITIES		$ 282,948
CASH & CASH EQUIVALENTS-DECEMBER 31, 2006		719,076
CASH & CASH EQUIVALENTS-DECEMBER 31, 2007		$ 1,002,024

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Exhibit D

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	STOCKHOLDER EQUITY
BALANCES – DECEMBER 31, 2006	$ 3,000	$ 203,709	$ 370,356	$ 577,065
LOSS 2007			(13,261)	(13,261)
BALANCES- DECEMBER 31, 2007	$ 3,000	$ 203,709	$ 357,095	$ 563,804

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
COMPUTATION OF NET CAPITAL
UNDER S.E.C. RULE 15c3-1
AS OF DECEMBER 31, 2007

Schedule 1

NET CAPITAL COMPUTATION

CREDIT FACTORS
Common stock		$ 3,000
Paid in capital		203,709
Retained earnings		357,095
Total Credit Factors		$ 563,804

DEBIT FACTORS
Other assets	$12,389	
Excess deductible on indemnity bond	70,000	
Total Debit Factors		82,389

NET CAPITAL $ 481,415

Less: Capital requirements greater of $250,000
Or 6 2/3% of aggregate indebtedness   250,000

REMAINDER: NET CAPITAL IN EXCESS OF
ALL REQUIREMENTS $ 231,415

Capital Ratio: (Maximum allowance 1500%)
* Aggregate indebtedness $ 797,181
    NET CAPITAL $ 481,415   = 166%

* Aggregate indebtedness
    Payable to customers $ 797,181

Less: Customers reserve deposits   -0-

AGGREGATE INDEBTEDNESS $ 797,181

6 2/3% OF AGGREGATE INDEBTEDNESS $ 53,172

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
DETERMINATION OF RESERVE REQUIREMENT UNDER
RULE 15c3-3 AND INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS
AS OF DECEMBER 31, 2007

Schedule 2

1. Free credit balances & other balances
    in customers' securities accounts $ 126,563

2. Money borrowed collateralized by securities
    Carried for customers $_____0

TOTAL CREDITS $ 126,563

3. Debit balances in customers' cash &
    margin accounts excluding unsecured
    accounts & accounts doubtful of collection $ 170,110

EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS   ____None

AMOUNT HELD ON DEPOSIT IN RESERVE BANK
    ACCOUNTS $ 100,000

AMOUNT REQUIRED TO BE HELD IN
    RESERVE BANK ACCOUNT   ____None

ADDITIONAL DEPOSIT REQUIRED   ____None

There are no differences between this schedule and the schedule included in Goldman
Lass' Focus Part II as at December 31, 2007.

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2007

Schedule 2A

Net capital per focus Report-X-17A-5 Part II	$ 460,817
Adjustments increasing net capital: Correction of retained earnings	60
NET CAPITAL PER AUDIT REPORT	$ 460,877

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
SCHEDULE OF RESERVE REQUIREMENT RECONCILIATION
AS OF DECEMBER 31, 2007

Schedule 3

Reconciliation is not required. The Focus Report is identical to the auditor's report.

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Customers' full paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):   NONE

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.   NONE

GOLDMAN, LASS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Goldman, Lass Securities, Inc. is a New York State corporation formed for the purpose of conducting business as a clearing/broker dealer in securities.

Securities transactions (and the related commission revenue and expenses) are recorded on a settlement date basis, generally the fifth business day following the transaction date.

Other items, such as open trades are not yet recorded because of terms of delivery and contingencies of a reasonably definite nature, would make no material change in the foregoing position.

Marketable securities are valued at current market value.

NOTE 2 – INCOME TAXES

No provision has been made for income taxes, as the company's stockholder has elected that the company be treated as an "S" corporation according to the provision of federal and state corporation income tax codes.

NOTE 3

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1 . At December 31, 2007, the Company had net capital of $481,415 which was $231,415 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.73 to 1.

To the Officers and Directors of
Goldman Lass Securities, Inc.
Yonkers, New York

Gentlemen

In planning and performing my audit of the financial statements of Goldman Lass
Securities, Inc. for the year ended December 31, 2007, I considered its internal control
structure, including procedures for safeguarding securities, in order to determine my
auditing procedures for the purpose of expressing my opinion on the financial statements
and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have
made a study of the practices and procedures (including tests of compliance with such
practices and procedures) followed by Goldman Lass Securities, Inc. that I considered
relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations
of aggregate indebtedness (or aggregate debits) and net capital rule under rule 17-a-3(ii)
and the reserve required by rule 15-c(e);(2) in making the quarterly securities
examinations, counts, verifications and comparisons, and the recordation of differences
required by rule 17a-13; (3) in complying with the requirements for prompt payment for
securities under Section 8 of Regulation T of the Board of Governors of the Federal
Reserve System; and (4) in obtaining and maintaining physical possession or control of
all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal
control structures and the practices and procedures referred to in the preceding paragraph.
In fulfilling this responsibility, estimates and judgments by management are required to
assess the expected policies and procedures and of the practices and procedures referred
to in the preceding paragraph and to assess whether those practices and procedures can be
expected to achieve the Commissions above-mentioned objectives. Two of the objectives
of an internal control structure and the practices and procedures are to provide
management with reasonable, but not absolute assurance that assets for which the
Company has responsibility are safeguarded against loss from unauthorized use or
disposition and that transactions are executed in accordance with management's
authorization and recorded properly to permit preparation of financial statements in
conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

Further, that no material differences existed between my computations and of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part II filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchanges Act of 1934 and should not be used for any other purpose.

Very truly yours,



PAUL GAYNES, CPA

Plainview, New York
February 14, 2008

END